[Letterhead of FleetCor Technologies, Inc.]

December 13, 2010

Via PDF and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael F. Johnson

Re:	FleetCor Technologies, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed November 30, 2010

File No. 333-166092

Dear Mr. Johnson:

We are responding to your oral request regarding the disclosure concerning certain selling stockholders in Amendment No. 6 to the Registration Statement on Form S-1 (“Amendment No. 6”) filed November 30, 2010 by FleetCor Technologies, Inc. (the “Company”).

Please be advised that, in connection with our initial public offering, we solicited information from each selling stockholder regarding affiliations with broker-dealers. We hereby confirm that, other than as disclosed in Amendment No. 6, none of the selling stockholders are broker-dealers or affiliates of broker-dealers.

If we can be of any assistance in explaining this response, please let us know. Please contact me with any questions or comments at (678) 966-5561 or Alan J. Prince of King & Spalding LLP at (404) 572-3595.

Very truly yours,

/s/ Sean Bowen

Sean Bowen

Senior Vice President and General Counsel

cc:	Eric R. Dey - FleetCor Technologies, Inc.
Jon R. Harris, Jr. - King & Spalding LLP
Alan J. Prince - King & Spalding LLP
Andrew J. Pitts - Cravath, Swaine & Moore LLP